                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     Of the SECURITIES EXCHANGE ACT OF 1934


For the month of November, 1999.

     Sideware Systems Inc.

     Suite 102, 930 West First Street, North Vancouver, British Columbia, Canada V7Y 3N4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

     Form 20-F      x   .              Form 40-F          .
                --------                          --------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

     Yes          .                    No     x    .
          --------                         --------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with RULE 12g3-2(b): 82 -              .
                                      ------------

Quarterly Report     FORM 61

ISSUER DETAILS
For Quarter Ended:  September 30, 1999
Date of Report:  November 29, 1999

Name of Issuer:  Sideware Systems Inc.
Issuers Address: 102 - 930 West 1st Street, North Vancouver, B.C., V7P 3N4 Issuer Fax Number: (604) 980-7121
Issuer Phone Number:  (604) 986-6121

Contact Person:  Grant Sutherland
Contact Position:  Chairman
Contact Telephone Number:  (604) 986-6121

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.


Directors Name:  "Grant Sutherland"          Date Signed:  November 29, 1999


Directors Name:  "Owen Jones"                Date Signed:  November 29, 1999

                   Consolidated Financial Statements of


                   SIDEWARE SYSTEMS INC.
                   (a Company in the Development Stage)
                   (expressed in Canadian dollars)

                   Nine months ended September 30, 1999

                   (Prepared by management)

SIDEWARE SYSTEMS INC.
(a Company in the Development Stage)

Consolidated Balance Sheets
(expressed in Canadian dollars)

(Prepared by management)


==============================================================================
                                                 September 30,     October 31,
                                                         1999             1998
------------------------------------------------------------------------------
                                                                   (restated -
                                                                    note 6(e))
ASSETS

Current assets:
  Cash and cash equivalents                       $  8,422,659    $    338,130
  Accounts receivable
    Trade                                              104,620          70,479
    Other                                                   -          200,000
  Due from related parties (note 4(b))                 236,747         247,122
  Inventory                                             22,627          96,025
  Prepaid expenses                                     284,917         125,947
------------------------------------------------------------------------------
                                                     9,071,570       1,077,703

Deposit on leases                                       25,807           8,213
Loans receivable                                       350,563              -
Capital assets (note 5)                              1,095,195         603,789
------------------------------------------------------------------------------
                                                  $ 10,543,135    $  1,689,705
==============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities        $    392,437    $    208,247
  Capital tax payable                                    7,100           7,100
------------------------------------------------------------------------------
                                                       399,537         215,347

Subscriptions received                                      -          462,604

Shareholders' equity:
  Share capital (note 6)                            26,680,101      11,516,774
  Special warrants (note 6(d))                              -        1,200,000
  Commitment related to investment advisory
    services                                                -           75,000
  Deficit accumulated during the development
    stage                                          (16,536,503)    (11,780,020)
------------------------------------------------------------------------------
                                                    10,143,598       1,011,754

Future operations (note 2)
Litigation (note 8)
Commitments (note 9)
Uncertainty due to the Year 2000 issue
  (note 10)
------------------------------------------------------------------------------
                                                  $ 10,543,135     $ 1,689,705
==============================================================================

See accompanying notes to consolidated financial statements.



Approved by the Board:

"Grant Sutherland"      Director           "Owen Jones"            Director
-----------------------                    -----------------------

SIDEWARE SYSTEMS INC.
(a Company in the Development Stage)

Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)

(Prepared by management)


==============================================================================
                                             Nine months           Nine months
                                                   ended                 ended
                                      September 30, 1999      October 31, 1998
------------------------------------------------------------------------------
Revenue:
  Sales                                      $   326,494           $    72,323
------------------------------------------------------------------------------
Cost of sales (exclusive of
  amortization and other costs
  disclosed separately below):                   318,415                64,716
------------------------------------------------------------------------------
Gross margin                                       8,079                 7,607
Interest income                                  119,560                32,639
------------------------------------------------------------------------------
                                                 127,639                40,246

Operating expenses:
  Amortization                                   212,056               150,691
  Bad debts                                       15,974                    -
  Employee wages and benefits                  1,060,813               425,019
  Filing and transfer fees                       380,753                 7,413
  Investment advisory services
    (note 6(e))                                  160,000                75,000
  Office, printing and sundry                    213,750               124,228
  Professional fees                              591,618               254,292
  Marketing                                      774,208               768,046
  Facilities                                     311,193                74,124
  Research and development                       799,904               359,452
  Foreign exchange loss (gain)                  (231,076)              (93,030)
  Capital taxes                                       -                  7,100
------------------------------------------------------------------------------
                                               4,289,193             2,152,335
------------------------------------------------------------------------------
Loss before non-operating items                4,161,554             2,112,089
Write-off of capital assets                       52,450                    -
------------------------------------------------------------------------------
Loss for the period, carried forward           4,214,004             2,112,089

SIDEWARE SYSTEMS INC.
(a Company in the Development Stage)

Consolidated Statements of Operations and Deficit, Continued
(expressed in Canadian dollars)

(Prepared by management)


==============================================================================
                                             Nine months           Nine months
                                                   ended                 ended
                                      September 30, 1999      October 31, 1998
------------------------------------------------------------------------------
                                                                   (restated -
                                                                    note 6(e))

Loss for the period, brought forward         $ 4,214,004           $ 2,112,089

Deficit, accumulated during the
  development stage, beginning
  of period                                   13,322,499             9,667,931
------------------------------------------------------------------------------

Deficit, accumulated during the
  development stage, end of period           $16,536,503           $11,780,020
==============================================================================

See accompanying notes to consolidated financial statements.

SIDEWARE SYSTEMS INC.
(a Company in the Development Stage)

Consolidated Statements of Changes in Financial Position
(expressed in Canadian dollars)

(Prepared by management)


==============================================================================
                                             Nine months           Nine months
                                                   ended                 ended
                                      September 30, 1999      October 31, 1998
------------------------------------------------------------------------------
                                                                   (restated -
                                                                    note 6(e))

Cash provided by (used for):

Operations:
  Loss for the period                        $(4,214,004)          $(2,112,089)
  Items not involving the use
    of cash:
    Amortization                                 212,056               150,691
    Write-off of capital assets                   52,450                    -
    Investment advisory services
      settled by equity instruments
      (note 6(e))                                160,000                75,000
  Changes in non-cash operating
    working capital:
    Accounts receivable                          130,561              (219,880)
    Due from related parties                     138,568              (122,098)
    Inventory                                     21,478               (96,025)
    Prepaid expenses                            (186,509)              (14,834)
    Accounts payable and accrued
      liabilities                                120,799                 4,392
------------------------------------------------------------------------------
                                              (3,564,601)           (2,334,843)

Financing:
  Share subscriptions received                        -                462,604
  Shares issued for cash on exercise
    of warrants and options                    3,112,645                22,000
  Special warrants issued for cash             2,985,908                    -
  Shares issued for cash                       6,652,692                    -
------------------------------------------------------------------------------
                                              12,751,245               484,604

Investments:
  Loans receivable                              (350,563)                   -
  Purchase of capital assets                    (713,172)             (308,575)
  Deposit on lease, net                          (17,594)                   -
------------------------------------------------------------------------------
                                              (1,081,329)             (308,575)
------------------------------------------------------------------------------
Increase (decrease) in cash and
  cash equivalents                             8,105,315            (2,158,814)
Cash and cash equivalents,
  beginning of period                            317,344             2,496,944
------------------------------------------------------------------------------
Cash and cash equivalents, end
  of period                                  $ 8,422,659           $   338,130
==============================================================================

See accompanying notes to consolidated financial statements.

SIDEWARE SYSTEMS INC.
Consolidated Notes to Financial Statements
(expressed in Canadian dollars)

Nine months ended September 30, 1999
With comparative figures for the nine months ended October 31, 1998

(Prepared by management)
==============================================================================

1.   GENERAL:

     The Company was incorporated in 1983 under the Company Act (British Columbia). Its principal business activity is developing and marketing of software. During the year ended April, 1998, the Company changed its name from Jot-It! Software Corp. to Sideware Systems Inc. Effective December 31, 1998, the fiscal year end of the company was changed from April 30th to December 31st.

2.   FUTURE OPERATIONS:

     At September 30, 1999, the Company is in the business of developing and marketing computer software technology solutions with a principal focus on the e-commerce market. To date, the Company has not generated significant revenues from these operations. For financial reporting purposes, the Company is considered to be in the development stage and the accompanying financial statements are those of a development stage enterprise.

     As at September 30, 1999, the Company has an accumulated deficit of $16,536,503 and incurred a loss of $4,214,004 during the nine months ended September 30, 1999. In addition, the Company is the defendant in a number of legal proceedings and claims, the maximum potential losses under which are material (note 9). The Company has filed counterclaims on certain of these claims. These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. The Company's continuance as a going concern is dependent upon its ability to obtain adequate equity financing, to reach profitable levels of operation and its success in defending existing legal claims all of which are consistent with management's intentions. There is no certainty that such conditions can be achieved. In the next twelve months, management of the Company also intends on applying financing received to the continued development of products in process and to identify sales or strategic alliance opportunities with respect to such products. At the date of these consolidated financial statements significant additional financing sources have not been identified.

3.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements include the accounts of the company, and its subsidiaries, 9050 Investments Ltd., Sideware Corp. (formerly Collaborative Groupware Inc.), Evergreen International Technology Inc. (which is inactive) and 9123 Investments Ltd., all of which are wholly-owned. In addition, the Company accounts by the equity method for its one-third interest in Concurrent Adoptive Recognition Corp. (which is inactive). All material intercompany balances and transactions have been eliminated.

SIDEWARE SYSTEMS INC.
(a Company in the Development Stage)

Consolidated Notes to Financial Statements, page 2
(expressed in Canadian dollars)

Nine months ended September 30, 1999
With comparative figures for the nine months ended October 31, 1998

(Prepared by management)
==============================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (b)  Cash and cash equivalents:

          Cash and cash equivalents have terms to maturity at the date of acquisition of not more than three months.

     (c)  Capital assets:

          Capital assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:

          ====================================================================
          Asset                                        Basis              Rate
          --------------------------------------------------------------------
          Furniture and fixtures           declining-balance               20%
          Computer equipment               declining-balance               30%
          Trade show assets                declining-balance               20%
          Computer software                    straight-line               50%
          Leasehold improvements               straight-line        lease term
          ====================================================================

     (d)  Income taxes:

          The Company follows the tax allocation method of accounting. Under this method, deferred income taxes are provided on timing differences between income reported for tax purposes and accounting income. In addition, the Company records those investment tax credits, for which it has reasonable assurance of realization, as a reduction of the expenses or the cost of capital assets to which they relate.

     (e)  Research and development costs:

          Research costs are expensed as incurred. Development costs are deferred if they meet certain specified criteria which relate to the identification of costs, future benefits and funding requirements. Where development costs do not meet such criteria, they are expensed as incurred. Government grants, which are not refundable are disclosed as a reduction of the related cost. Management periodically assesses the underlying value of deferred development costs by reference to business plans and estimated future cash flows and records write-downs where appropriate.

SIDEWARE SYSTEMS INC.
(a Company in the Development Stage)

Consolidated Notes to Financial Statements, page 3
(expressed in Canadian dollars)

Nine months ended September 30, 1999
With comparative figures for the nine months ended October 31, 1998

(Prepared by management)
==============================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (f)  Revenue recognition:

          The Company recognizes revenue when title has passed to the customer, the collectability of the consideration is measurable and the Company has no significant remaining performance obligations. This includes revenues from sales to resellers which are recorded in accordance with their terms when the resellers have no right of return and the Company has no other remaining performance obligations. The Company recognizes sales of equipment, to related parties, in revenues and related costs in cost of sales as the Company takes title to and holds the equipment, bearing all of the risks and rewards of ownership, prior to sale, and bears the same risks as for sales to unrelated parties after sale, including the risks related to collection of receivables.

     (g)  Financial instruments:

          The Company accounts for financial instruments at cost. The carrying amounts reported in the balance sheet for cash, accounts receivable, due from related parties, accounts payable and accrued liabilities, capital tax payable and due to directors and officers are estimated by management to approximate their fair values, due to the short-term maturity of these instruments. The Company has no outstanding derivative instruments, or other instruments with credit or interest rate risk.

     (h)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the collectability of the amounts due from related parties. Actual amounts may differe from these estimates.

4.   RELATED PARTY TRANSACTIONS:

     (a)  Transactions with related parties:

          During the period, the Company was charged $348,615 (October 31, 1998 - $136,583), for services rendered and $349,348 (October 31, 1998 - $214,500) in salaries.

          Included in revenues and cost of sales are revenues and related costs associated with equipment sales to BrainTech, Inc. and Techwest Management Inc., companies with certain common shareholders and directors to the Company.

     (b)  Due from related parties:

          At Spetember 30, 1999, the Company was owed $236,747 (October 31, 1998 - $247,122) with respect to costs incurred by the Company on behalf of BrainTech Inc. and TechWest Management Inc., companies with directors in common. These amounts are unsecured, payable on demand and bear no interest.

SIDEWARE SYSTEMS INC.
(a Company in the Development Stage)

Consolidated Notes to Financial Statements, page 4
(expressed in Canadian dollars)

Nine months ended September 30, 1999
With comparative figures for the nine months ended October 31, 1998

(Prepared by management)
==============================================================================

5.   CAPITAL ASSETS:

     =========================================================================
                                                                 September 30,
                                                                          1999
     -------------------------------------------------------------------------
                                                  Accumulated         Net book
                                         Cost    amortization            value
     -------------------------------------------------------------------------
     Furniture and fixtures        $  447,553      $  114,966       $  332,587
     Computer equipment               820,239         360,219          460,020
     Trade show assets                124,020          24,011          100,009
     Computer software                 97,210          35,372           61,838
     Leasehold improvements           715,991         575,250          140,741
     -------------------------------------------------------------------------
                                   $2,205,013      $1,109,818       $1,095,195
     =========================================================================


     =========================================================================
                                                                   October 31,
                                                                          1998
     -------------------------------------------------------------------------
                                                  Accumulated         Net book
                                         Cost    amortization            value
     -------------------------------------------------------------------------
     Furniture and fixtures        $  125,737      $   80,381       $   45,356
     Computer equipment               461,189         250,561          210,628
     Trade show assets                111,721           5,586          106,135
     Computer software                 98,440          59,550           38,890
     Leasehold improvements           707,277         504,497          202,780
     -------------------------------------------------------------------------
                                   $1,504,364      $  900,575       $  603,789
     =========================================================================

6.   SHARE CAPITAL:

     Authorized:  94,148,696 common shares without nominal or par value.

     Issued:

     =========================================================================
                                                         Number
                                                      of Shares         Amount
     -------------------------------------------------------------------------
     Balance, April 30, 1995                         12,719,217     $5,451,969
     Cancellation of escrow shares (a)               (1,926,908)            -
     -------------------------------------------------------------------------
     Balance, April 30, 1996                         10,792,309      5,451,969

     Shares issued on exercise of special
       warrants                                       7,683,000      1,754,500
     Shares issued on exercise of
       transferable warrants                            404,500        200,250
     Cancellation of shares (a)                      (3,924,396)            -
     Shares issued for settlement of debt             1,489,449        372,362
     Performance shares issued for cash                 750,000          7,500
     Shares issued on exercise of options               123,000         44,280
     Less share issue costs                                  -         (93,437)
     -------------------------------------------------------------------------

     Balance, April 30, 1997, carried forward        17,317,859      7,739,424

SIDEWARE SYSTEMS INC.
(a Company in the Development Stage)

Consolidated Notes to Financial Statements, page 5
(expressed in Canadian dollars)

Nine months ended September 30, 1999
With comparative figures for the nine months ended October 31, 1998

(Prepared by management)
==============================================================================

6.   SHARE CAPITAL (CONTINUED):

     =========================================================================
                                                        Number
                                                     of Shares          Amount
     -------------------------------------------------------------------------
     Balance, April 30, 1997, brought forward       17,317,859     $ 7,739,424

     Shares issued on exercise of
       non-transferable warrants                     4,203,100       2,106,500
     Shares issued on exercise of options              699,000         352,100
     Shares issued to a director in
       satisfaction of a royalty claim                 100,000          25,000
     Special warrants converted to shares            4,450,000       1,293,750
     -------------------------------------------------------------------------

     Balance, April 30, 1998                        26,769,959      11,516,774

     Special warrants converted to shares              500,000       1,200,000
     -------------------------------------------------------------------------

     Balance, December 31, 1998                     27,269,959      12,716,774

     Shares issued on exercise of
       non-transferable warrants                     5,467,900       2,669,950
     Shares issued on exercise of options              604,000         442,695
     Special warrants converted to shares            9,724,611       3,962,990
     Shares issued for cash                          2,746,833       6,652,692
     Shares issued for financial advisory
       services (e)                                    250,000         160,000
     -------------------------------------------------------------------------

     Balance, September 30, 1999                    46,063,303     $26,605,101
     =========================================================================

     Unless otherwise indicated, common shares issued for non-cash consideration are valued at their market value at date of issuance.

     (a)  Escrow shares:

          Included in issued shares at September 30, 1999 are 1,030,378 shares (October 31, 1998 - 1,030,378) held in escrow to be released based on a cash flow formula.

          On November 22, 1995, 1,926,908 escrowed shares held by a former director were cancelled by the Company. During the year ended April 30, 1997 the Company offered one free trading share in exchange for
          6.4 escrow shares held under safekeeping agreement dated January 11, 1991. As a result, 3,924,396 shares were cancelled and 726,758 shares were released from escrow.

     (b)  Stock options:

          (i) The following stock options were outstanding at September 30, 1999:

               ===============================================================
                  Number            Exercise price
               of Shares                 per share                 Expiry date
               ---------------------------------------------------------------
                 855,000                     $0.50                 May 1, 2001
                 246,000                     $0.36           February 12, 2002
                  30,000                     $0.82              March 26, 2002
                 530,000                     $0.70           December 16, 2002
                 390,000                     $0.36             October 6, 2003
                 637,500                     $1.14              April 24, 2004
                 172,500                     $1.35              April 29, 2004
               1,090,000                     $2.33               June 17, 2004

SIDEWARE SYSTEMS INC.
(a Company in the Development Stage)

Consolidated Notes to Financial Statements, page 6
(expressed in Canadian dollars)

Nine months ended September 30, 1999
With comparative figures for the nine months ended October 31, 1998

(Prepared by management)
==============================================================================

6.   SHARE CAPITAL (CONTINUED):

     (b)  Stock options (continued):

          (ii) The following stock options were outstanding at October 31, 1998:

               ===============================================================
                  Number            Exercise price
               of Shares                 per share                 Expiry date
               ---------------------------------------------------------------
                 885,000                     $0.50                 May 1, 2001
                 267,000                     $0.36           February 12, 2002
                  40,000                     $0.50           February 12, 2002
                  93,000                     $0.82              March 26, 2002
                 740,000                     $0.70           December 16, 2002
                 555,000                     $0.36             October 6, 2003
               ===============================================================

          Stock options are granted five years prior to the expiry date at exercise prices that are based on market prices at the date of grant.

     (c)  Share purchase warrants:

          (i) The following non-transferable share purchase warrants were outstanding at September 30, 1999:

               ===============================================================
                  Number            Exercise price
               of Shares                 per share                 Expiry date
               ---------------------------------------------------------------
                 750,000                $0.92                 October 24, 1999
                  90,000                $0.32             To November 19, 1999
                                        $0.37           From November 20, 1999
                                                          to November 19, 2000
                 125,000                $0.60               To January 5, 2000
                                        $0.75             From January 6, 2001
                                                            To January 5, 2001
                 600,000                $0.28              To January 14, 2000
                                        $0.32            From January 15, 2000
                                                           to January 14, 2001
                 737,684                $0.265 U.S.         To January 7, 2000
                                        $0.305 U.S.       From January 8, 2000
                                                            to January 7, 2001
               2,491,500                $0.35               To January 7, 2000
                                        $0.37             From January 8, 2000
                                                            to January 7, 2001
               1,528,527                $0.383 U.S.           To April 7, 2000
                                        $0.385 U.S.         From April 8, 2000
                                                              to April 7, 2001
               3,000,000                $0.55                To April 14, 2000
                                        $0.63              From April 15, 2000
                                                             to April 14, 2001
               2,746,833                $1.64 U.S.       To September 13, 2000
                                        $1.89 U.S.     From September 14, 2000
                                                         To September 13, 2001
               ---------------------------------------------------------------

SIDEWARE SYSTEMS INC.
(a Company in the Development Stage)

Consolidated Notes to Financial Statements, page 7
(expressed in Canadian dollars)

Nine months ended September 30, 1999
With comparative figures for the nine months ended October 31, 1998

(Prepared by management)
==============================================================================

6.   SHARE CAPITAL (CONTINUED):

               At October 31, 1998, 3,075,400 share purchase warrants were outstanding and due to expire on November 7, 1998. At September 30, 1999, the Company was awaiting regulatory approval to have these warrants extended to October 31, 1999, therefore, these warrants are not disclosed as outstanding at September 30, 1999.

          (ii) The following non-transferable share purchase warrants were outstanding at October 31, 1998:

               ===============================================================
                  Number            Exercise price
               of Shares                 per share                 Expiry date
               ---------------------------------------------------------------
               3,075,400                    $0.575            November 7, 1998
                 450,000                    $0.465              April 16, 1999
               3,000,000                    $ 0.43              April 16, 1999
               1,000,000                    $ 0.92         To October 23, 1999
               ===============================================================

          Share purchase warrants are generally issued two years prior to their expiry date.

     (d)  Special warrants:

          (i) As at September 30, 1999 all special warrants had been exercised.

          (ii) At October 31, 1998, 500,000 special warrants were deemed to have been exercised for one common share and one non-transferable share purchase warrant. As at October 31, 1998 the corresponding common shares had not been issued. The non-transferable share purchase warrants will have the following terms:

               ===============================================================
                  Number            Exercise price
               of Shares                 per share                 Expiry date
               ---------------------------------------------------------------
                 500,000                     $0.92         To October 23, 1999
               ===============================================================

     (e)  Shares issued for financial advisory and consulting services:

          During the quarter ended September 30, 1999, 250,000 shares were issued for services pursuant to a financial advisory and consulting agreement. The shares were issued at a deemed value of $0.64 per share.

SIDEWARE SYSTEMS INC.
(a Company in the Development Stage)

Consolidated Notes to Financial Statements, page 8
(expressed in Canadian dollars)

Nine months ended September 30, 1999
With comparative figures for the nine months ended October 31, 1998

(Prepared by management)
==============================================================================

7.   INCOME TAXES:

     The Company has non-capital losses for income tax purposes of approximately $10,155,000 which are available to reduce taxable income of future years, the benefit of which has not been recorded in the accounts and which expire as follows:

               1999                                          $   770,000
               2000                                            1,285,000
               2001                                                   -
               2002                                              650,000
               2003                                            3,600,000
               2005                                            2,200,000
               2006                                            1,650,000
               ---------------------------------------------------------
                                                             $10,155,000
               =========================================================

8.   LITIGATION:

     The Company is engaged in the following litigation:

     (a) During the year ended April 30, 1997, a former director of the Company commenced legal proceedings against the Company for $276,000 alleged to be owing to him for unpaid consulting fees and funds loaned or advanced on behalf of the Company. The Company has filed a defense and counterclaim.

     (b) During the year ended April 30, 1997, four former directors commenced legal proceedings against the Company and certain of its present directors claiming unspecified damages for libel. The Company has filed a defense.

     (c) During the year ended April 30, 1996 the Company commenced legal proceedings against former directors and officers of the Company, companies related to a former director, and the Company's former solicitors and auditors. The relief claimed included damages for breach of fiduciary duty and negligence, an injunction preventing the sale of a computer program named "E-Glue", and an order setting aside a disputed general security agreement against the Company's assets. 484117 B.C. Ltd., a company controlled by a former director, filed a counterclaim alleging that the Company was indebted to it in the amount of $1,495,594 as at November 4, 1994, and seeking to enforce the disputed general security agreement. The Company's former auditors filed a counterclaim for approximately $50,000 alleged to be owing for professional services.

     (d) On January 11, 1999 parties related to a former director commenced proceedings against the Company claiming damages for abuse of process. The Company has filed a defense and counterclaim.

     While the ultimate outcomes of these claims are uncertain, management of the Company believes it will be successful in defending these actions and accordingly no amounts have been provided in these financial statements.

SIDEWARE SYSTEMS INC.
(a Company in the Development Stage)

Consolidated Notes to Financial Statements, page 9
(expressed in Canadian dollars)

Nine months ended September 30, 1999
With comparative figures for the nine months ended October 31, 1998

(Prepared by management)
==============================================================================

9.   COMMITMENTS:

     The Company has the following minimum lease payments under operating leases for its premises:

               1999                                          $  118,000
               2000                                             418,000
               2001                                             428,000
               2002                                             445,000
               2003                                             379,000
               ---------------------------------------------------------
                                                             $1,788,000
               =========================================================

     Pursuant to an agreement with a company with certain common shareholders and directors of the Company, approximately $100,000 of these amounts are recoverable for the fiscal years from 1999 to 2002, and approximately $70,000 for the fiscal year ending 2003.

10.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

SIDEWARE SYSTEMS INC.                                               SCHEDULE B

SHARE CAPITAL
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999


COMMON SHARES

                                                                    $ PER
                                                         NUMBER     SHARE               $
June 1, 1999       Balance forward                   41,561,070               $19,090,084
                                                     ----------               -----------

Jul-Sep 1999       Options exercised                    175,000                   167,875
Jul-Sep 1999       Warrants exercised                 1,287,400                   609,450
Sep 1999           Shares issued for cash             2,746,833                 6,652,692
Jul 1999           Financial advisory services          250,000                   160,000
                                                     ----------               -----------

Sep 30, 1999       Total for the quarter              4,459,233                 7,590,017
                                                     ----------               -----------

                   SHARE CAPITAL SEPTEMBER 30/99     46,020,303               $26,680,101
                                                     ==========               ===========

SIDEWARE SYSTEMS INC.                                               SCHEDULE B
                                                                    (CONTINUED)

OPTIONS GRANTED
DURING THE THREE MONTHS ENDED SEPTEMBER 30, 1999

Date:           July 8, 1999
Exercise price: $2.33
Expiry date:    June 17, 2004


NAME                                  NUMBER
Allen, Mac                            75,000
Burke, Jennifer                       10,000
Capannelli, Lou                       25,000
Dick, Leanne                          10,000
Drdul, Cindy                          10,000
Ford, Richard                         10,000
Gaidacheva, Victoria                  25,000
Heibein, Pam                          10,000
Hildebrand, Paul                     100,000
Jones, Owen                          125,000
Kozicki, Peter                        25,000
Alex, Mahon                           10,000
Markwort, Michael                     10,000
Murray, Tom                           10,000
Peacock, Michael                      50,000
Prosvirnitisin, Alex                  40,000
Regis, Dee                            10,000
Reilly, Tim                           20,000
Rogers, Lisa                          10,000
Russell, Marie                        50,000
Schipper, Willem                      10,000
Scott, Colin                          10,000
Shackleford, Michael                  10,000
Simpson, Richard                      10,000
Speros, Jim                          125,000
Sutherland, Grant                    125,000
Tulloch, Jennifer                     20,000
Wedel, John                           50,000
Weinstein, Randy                      10,000
White, Edward                         25,000
Wickers, Meaghan                      10,000
Wong, Malcolm                         40,000
Zhang, John                           10,000

                         QUARTERLY REPORT -- FORM 61

                       QUARTER ENDED SEPTEMBER 30, 1999

                            SIDEWARE SYSTEMS INC.

                       SCHEDULE C: MANAGEMENT DISCUSSION

PERIOD: JULY 1, 1999 TO NOVEMBER 29, 1999

1.   DR. BEAN -- VERSION 3.0

Sideware released Version 3.0 of "Dr. Bean", the Company's electronic Customer Relations Management ("eCRM") product. Dr. Bean 3.0 incorporates new features and functions including Intelligent Routing, Collaborative Services, AutoService, and Remote Administration features.

2.   DR. BEAN -- VERSION 3.1

Sideware is nearing completion of Version 3.1 of Dr. Bean. Version 3.1 will include further enhancements to the new features added to Version 3.0, and will incorporate the Wizmaster feature, developed under contract by BrainTech, Inc.

3.   FINANCING

In September 1999, Sideware completed its most recent private placement, raising approximately US$4.2 million.

4.   IBM

Dr. Bean has been accepted into the Enterprise Growth Opportunity ("EGO") program of IBM. Under the EGO program, Dr. Bean will be offered for sale to potential purchasers of IBM's System 390.

6.   ORACLE CORP.

Dr. Bean has been installed for testing purposes at the facilities of Oracle Corp. in Virginia.

7.   SAIC

The Company has entered into a contract with Science Applications
International Corp. ("SAIC") to develop a telephony integration system, which will permit Dr. Bean to be used with telephone call centers.

8.   STOCK INFORMATION

Sideware stock has commenced trading through the OTC Bulletin Board, under the symbol "SWDSF". In addition, Sideware stock is now trading in United States dollars on the Canadian Venture Exchange under the symbol "SYD.U".

9.   INVESTOR RELATIONS ACTIVITIES

Shareholders and interested persons can contact Richard Simpson or Jennifer Burke at the Company by telephone at (604) 986-6121; fax at (604) 980-7121 or by e-mail to rsimpson@sideware.com or jennifer@sideware.com. Please visit our website at sideware.com


LIST OF DIRECTORS AT NOVEMBER 29

OWEN JONES
GRANT SUTHERLAND
JAMES SPEROS
JAY NUSSBAUM
EDWARD WHITE
PETER KOZICKI

                                   FORM 20

                               SECURITIES ACT

                        REPORT OF EXEMPT DISTRIBUTION

Report of a distribution under section 74(2)(1) to (5), (8) to (10), 11(i),
(14), (16)(i), (18) or (23) to (26) of the SECURITIES ACT, R.S.B.C. 1996,
c.418 (the "Act"), section 128(a), (b), (c) or (e) to (h) of the Securities Rules, B.C. Reg. 479/95 (the "Rules"), or, where required, under an Order issued under section 76 of the Act.

 1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

     SIDEWARE SYSTEMS INC.
     102 - 930 West 1st Street
     North Vancouver, B.C.
     V7P 3N4

     Telephone Number:  (604) 986-6121

 2. State whether the Issuer is an exchange issuer (ie. Listed on the Vancouver Stock Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

     The Issuer is an exchange issuer.

 3.  Describe the type of security and the aggregate number distributed:

     Stock options on a total of 740,000 common shares, exercisable at a price of $2.66 per share until October 4, 2004.

 4.  Date of the distribution(s) of the security.

     November 25, 1999

 5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

     s. 74(2)(9) of the Act

 6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

  (a)

=======================================================================================================
                                                                               Section of Act/Rules and
Full Name and                  Number of     Price Per       Total             if applicable, Date of
Residential Address            Securities    Share           Purchase Price    Discretionary Order or
of Purchaser                   Purchased     (Canadian $)    (Canadian $)      Blanket Order Number
-------------------------------------------------------------------------------------------------------
Alex Mahon                      20,000        *               *                s. 74(2)(9)
601 - 1345 Nelson St.
Vancouver, BC
V6E 1J8
-------------------------------------------------------------------------------------------------------
Neelam Dhat                     20,000        *               *                s. 74(2)(9)
6020 Kathleen Avenue
Burnaby, BC
V5H 2S6
-------------------------------------------------------------------------------------------------------
Michael Colen                  200,000
10315 Thornbrush Land
Bethesda, Maryland
20814
-------------------------------------------------------------------------------------------------------
Robert Dreskai                  10,000        *               *                s. 74(2)(9)
201 - 1075 Bayclay St.
Vancouver, BC
V6E 1G5
-------------------------------------------------------------------------------------------------------
John Dykstra                    20,000        *               *                s. 74(2)(9)
2706 Pt. Grey Road
Vancouver, BC
V6K 1A6
-------------------------------------------------------------------------------------------------------
Veronica Arias                  10,000        *               *                s. 74(2)(9)
217 - 1955 Woodway Place
Burnaby, BC
V5B 4S5
-------------------------------------------------------------------------------------------------------
Michelle McGregor               20,000        *               *                s. 74(2)(9)
4225 Quesner Drive
Vancouver, BC
=======================================================================================================


                                       3


V6L 2X5
-------------------------------------------------------------------------------------------------------
Chris Hall                      20,000        *               *                s. 74(2)(9)
5905 WoodSorrel Crt.
Burke, VA
22015
-------------------------------------------------------------------------------------------------------
Lyn Gubster                     25,000        *               *                s. 74(2)(9)
603 Beverley Drive
Alexandria, VA
22305-1302
-------------------------------------------------------------------------------------------------------
May Huang                       20,000        *               *                s. 74(2)(9)
204 - 868 West 16th Avenue
Vancouver, BC
V5Z 1T1
-------------------------------------------------------------------------------------------------------
Vince Taylor                   100,000        *               *                s. 74(2)(9)
110 College Court
New Westminster, BC
V3L 1K9
-------------------------------------------------------------------------------------------------------
John Zhang                      25,000        *               *                s. 74(2)(9)
1123 East 10th Avenue
Vancouver, BC
V5T 2B6
-------------------------------------------------------------------------------------------------------
Grant Sutherland               250,000        *               *                s. 74(2)(9)
1600 - 777 Dunsmuir Street
Vancouver, BC
V7Y 1K4
=======================================================================================================

  *  incentive option - no cash paid

  (b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

       N/A

 7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

     Nil

 8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

     ==================================================================================
     Name and              Compensation Paid      Price Per Share     Name of Purchaser
     Address of Agent      (number and type       (Canadian $)
                           of security and/or
                           cash amount)
                           (Canadian $)
     ----------------------------------------------------------------------------------
     N/A                   N/A                    N/A                 N/A
     ==================================================================================

 9. If the distribution of the security was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12-month period preceding the distribution of this security.

     N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

     (a) the number of different purchasers who acquired securities of the issuer under that section during the 12-month period preceding the distribution of this security, and

          N/A

     (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security) during the 12 month period preceding the distribution of this security.

          N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 25 day of November, 1999.

SIDEWARE SYSTEMS INC.


Per:     "Grant Sutherland"
      --------------------------
         Grant Sutherland
         Director of the Company

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                APPENDIX 23C
                    SUMMARY FORM - INCENTIVE STOCK OPTIONS

COMPANY NAME:  SIDEWARE SYSTEMS INC.   SYMBOL:  SYD
DATE:  OCTOBER 21, 1999

1.  NEW OPTIONS PROPOSED FOR ACCEPTANCE:

Date of Grant:  October 4, 1999

====================================================================================================
Name of Optionee      Position        Insider?    No. of     Exercise   Expiry Date   No. of Options
                      (Director/Sr.   Yes or No   Optioned   Price      (m/d/y)       Granted in
                      Officer/                    Shares                              Past 12 months
                      Employee/
                      Consultant)
----------------------------------------------------------------------------------------------------
Grant Sutherland      Sr. Officer     Yes         250,000    $2.66      10/04/04      125,000
----------------------------------------------------------------------------------------------------
Michael Colen         Consultant      No          200,000    $2.66      10/04/04      Nil
----------------------------------------------------------------------------------------------------
Steve Peck            Sr. Officer     Yes         150,000    $2.66      10/04/04      Nil
----------------------------------------------------------------------------------------------------
Alex Mahon            Employee        No           20,000    $2.66      10/04/04       30,000
----------------------------------------------------------------------------------------------------
Veronica Arias        Employee        No           10,000    $2.66      10/04/04      Nil
----------------------------------------------------------------------------------------------------
May Huang             Employee        No           20,000    $2.66      10/04/04      Nil
----------------------------------------------------------------------------------------------------
John Zhang            Employee        No           25,000    $2.66      10/04/04       30,000
----------------------------------------------------------------------------------------------------
Chris Hall            Employee        No           20,000    $2.66      10/04/04      Nil
----------------------------------------------------------------------------------------------------
Lyn Gubster           Employee        No           25,000    $2.66      10/04/04      Nil
----------------------------------------------------------------------------------------------------
Michelle Mac Gregor   Employee        No           20,000    $2.66      10/04/04      Nil
----------------------------------------------------------------------------------------------------
John Dykstra          Employee        No           20,000    $2.66      10/04/04      Nil
----------------------------------------------------------------------------------------------------
Neelam Dhat           Employee        No           20,000    $2.66      10/04/04      Nil
----------------------------------------------------------------------------------------------------
Robert Dreskai        Employee        No           10,000    $2.66      10/04/04      Nil
----------------------------------------------------------------------------------------------------
Vince Taylor          Employee        No          100,000    $2.66      10/04/04      Nil
====================================================================================================

Total Number of optioned shares proposed for acceptance:  890,000

2.  AMENDED OPTIONS PROPOSED FOR ACCEPTANCE

-------------------------------------------------------------------------------
Name of     No. of Optioned    Amended Exercise    Original Date    New/Current
Optionee    Shares             Price               of Grant         Expiry Date
-------------------------------------------------------------------------------
Nil         Nil                Nil                 Nil              Nil
-------------------------------------------------------------------------------

3. OTHER PRESENTLY OUTSTANDING OPTIONS: (excluding those included in item 2 above)

=====================================================================================
Name of Optionee          No. Of Optioned    Exercise    Original Date    Expiry Date
                          Shares Remaining   Price       of Grant
-------------------------------------------------------------------------------------
Peter Kozicki              25,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Edward White               25,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Paul Hildebrand           100,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Michael Peacock            50,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Marie Russell              50,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Mac Allen                  75,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Victoria Gaidacheva        25,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Alexander Prosvirnitsin    40,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Pam Heibein                10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Malcolm Wong               40,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
John Wedel                 50,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Richard Ford               10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Meghan Wickers             10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Randy Weinstein            10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Michael Shackleford        10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Colin Scott                10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Alex Mahon                 10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Jennifer Tulloch           20,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Leanne Dick                10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Jennifer Burke             10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Dee Regis                  10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Cindy Drudl                10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Lou Capannelli             25,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
John Zhang                 10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Tim Reilly                 20,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Willem Schipper            10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Lisa Rogers                10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Tom Murray                 10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------


                                       3

-------------------------------------------------------------------------------------
Richard Simpson            10,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Grant Sutherland          125,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Owen Jones                125,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
James Speros              125,000            $2.33       06/17/99         06/17/04
-------------------------------------------------------------------------------------
Michael Peacock           100,000            $1.14       04/14/99         04/14/04
-------------------------------------------------------------------------------------
Tom Murray                100,000            $1.14       04/14/99         04/14/04
-------------------------------------------------------------------------------------
Marie Russell             100,000            $1.14       04/14/99         04/14/04
-------------------------------------------------------------------------------------
Lou Capannelli             25,000            $1.14       04/14/99         04/14/04
-------------------------------------------------------------------------------------
Lisa Rogers                15,000            $1.14       04/14/99         04/14/04
-------------------------------------------------------------------------------------
Tim Reilly                150,000            $1.14       04/14/99         04/14/04
-------------------------------------------------------------------------------------
Richard Simpson            17,500            $1.14       04/14/99         04/14/04
-------------------------------------------------------------------------------------
John Wedel                 83,000            $1.14       04/14/99         04/14/04
-------------------------------------------------------------------------------------
John Zhang                 20,000            $1.14       04/14/99         04/14/04
-------------------------------------------------------------------------------------
Alex Mahon                 20,000            $1.14       04/14/99         04/14/04
-------------------------------------------------------------------------------------
Richard Simpson            22,500            $1.35       04/29/99         04/29/04
-------------------------------------------------------------------------------------
Michael Shackleford        20,000            $1.35       04/29/99         04/29/04
-------------------------------------------------------------------------------------
Richard Ford               20,000            $1.35       04/29/99         04/29/04
-------------------------------------------------------------------------------------
Meghan Wickers             20,000            $1.35       04/29/99         04/29/04
-------------------------------------------------------------------------------------
Jennifer Tulloch           20,000            $1.35       04/29/99         04/29/04
-------------------------------------------------------------------------------------
Paul Hildebrand            55,000            $1.35       04/29/99         04/29/04
-------------------------------------------------------------------------------------
Cindy Drdul                20,000            $1.35       04/29/99         04/29/04
-------------------------------------------------------------------------------------
Owen Jones                123,000            $0.36       02/12/97         02/12/02
-------------------------------------------------------------------------------------
James Speros              250,000            $0.36       07/06/98         07/06/03
-------------------------------------------------------------------------------------
Owen Jones                 55,000            $0.36       07/06/98         07/06/03
-------------------------------------------------------------------------------------
Collin Scott               10,000            $0.36       07/06/98         07/06/03
-------------------------------------------------------------------------------------
Ajay Sidda                 50,000            $0.36       07/06/98         07/06/03
-------------------------------------------------------------------------------------
Mary Ellen Ajtony           5,000            $0.50       05/01/96         05/01/01
-------------------------------------------------------------------------------------
Paul Hildebrand           100,000            $0.50       05/01/96         05/01/01
-------------------------------------------------------------------------------------
Owen Jones                300,000            $0.50       05/01/96         05/01/01
-------------------------------------------------------------------------------------
Peter Kozicki              50,000            $0.50       05/01/96         05/01/01
-------------------------------------------------------------------------------------
Grant Sutherland          198,000            $0.50       05/01/96         05/01/01
-------------------------------------------------------------------------------------
Edward White              100,000            $0.50       05/01/96         05/01/01
-------------------------------------------------------------------------------------


                                      4


-------------------------------------------------------------------------------------
Jennifer Tulloch           10,000            $0.50       05/01/96         05/01/01
-------------------------------------------------------------------------------------
Peter James MacLean        30,000            $0.82       03/26/97         03/26/02
-------------------------------------------------------------------------------------
Peter Kozicki              25,000            $0.70       12/16/97         12/16/02
-------------------------------------------------------------------------------------
Jennifer Burke             20,000            $0.70       12/16/97         12/16/02
-------------------------------------------------------------------------------------
Owen Jones                 75,000            $0.70       12/16/97         12/16/02
-------------------------------------------------------------------------------------
Grant Sutherland           75,000            $0.70       12/16/97         12/16/02
-------------------------------------------------------------------------------------
Willem Schipper            40,000            $0.70       12/16/97         12/16/02
-------------------------------------------------------------------------------------
Edward White               25,000            $0.70       12/16/97         12/16/02
-------------------------------------------------------------------------------------
John McDonald              75,000            $0.70       12/16/97         12/16/02
-------------------------------------------------------------------------------------
Jennifer Tulloch           20,000            $0.70       12/16/97         12/16/02
-------------------------------------------------------------------------------------
Mary Ellen Ajtony           5,000            $0.70       12/16/97         12/16/02
-------------------------------------------------------------------------------------
Tim Reilly                 90,000            $0.70       12/16/97         12/16/02
-------------------------------------------------------------------------------------
Paul Hildebrand            75,000            $0.70       12/16/97         12/16/02
-------------------------------------------------------------------------------------
Leeanne Dick                5,000            $0.70       12/16/97         12/16/02
-------------------------------------------------------------------------------------
Dee Regis                   5,000            $0.70       12/16/97         12/16/02
=====================================================================================

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above:

    4,594,000

4. If optionees include Insiders, state the date on which the shareholder meeting approving the options or amendments was held: JUNE 30, 1999 or alternatively, indicate if shareholders' approval must still be obtained: N/A

5. If applicable, state the date of the press release announcing the grant of options: October 4, 1999

6. State the total issued and outstanding share capital at the date of grant or amendment: 47,466,695

7. State, as a percentage of the issued shares of the Company indicated in 6 above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: 9.68%

8. If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan: N/A

9. If the Company has completed a public distribution of its securities within six months of the date of grant, state the per share price paid by the public investors: $ N/A

10. The stock option agreement is in accordance with Exchange Policy
    23.2.10 and 23.4.1 for Venture Companies, which includes the following provisions: (please check boxes)

    /x/   a condition that the option is non-assignable and non-transferable;

    /x/ the period (if any) within which the optionee's heirs or administrators may exercise any portion of the outstanding option does not exceed one year from the optionee's death;

    /x/ the option may only be exercised while the optionee is a director, officer, employee or consultant within a period of not more than 30 days after ceasing to be a director, officer, employee or consultant;

    /x/ a condition that shareholder approval to the grant of the options shall be obtained prior to the exercise of the options granted to Insiders;

    /x/ a condition that shareholder approval shall be obtained in respect of amendment to the agreement if the option as originally constituted was approved by the shareholders or if the optionee is an Insider of the company at the time of the proposed amendment; and

    /x/ if the incentive stock option agreements grant options to employees, a representation by the employer that the optionee is a bona fide employee of the company, subsidiary or management company providing services to the listed company (other than consultants performing investor relations services).

11. If the grant of options is not in complete accordance with Policy 23 -- Director and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the company and the investing public.

    ------------------------------------------------------------------------

    ------------------------------------------------------------------------

Enforcement action by the Vancouver Stock Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

            THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC
             FILE IN ACCORDANCE WITH THE TERMS OF THE COMPANY'S
                             LISTING AGREEMENT

                                  APPENDIX 23D
                     DECLARATION OF INCENTIVE STOCK OPTIONS

TO:  The Canadian Venture Exchange

RE:  SIDEWARE SYSTEMS INC. (the "Company")
          (Name of Listed Company)

This Declaration certifies an application to the Canadian Venture Exchange (the "Exchange") for acceptance for filing of the Incentive Stock Options summarized in the Incentive Stock Options Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Company and has been duly authorized by a resolution of the board of directors of the Company to make this Declaration;

2. The Company is not an inactive company as defined in the Exchange's Policy 11.2.1;

3. If the Company has undergone a Reverse Takeover as defined in the Exchange's Policy 18.5, at least 30 days have elapsed from the later of the closing of the Reverse Takeover and resumption of trading;

4. Any optionee being granted options under this Filing, that is providing promotional or market-making services for the Company, is a director, senior officer or bona fide employee of the Company;

5. The Filing is EITHER in all respects in accordance with the Exchange's Policy 23 - DIRECTOR AND EMPLOYEE STOCK OPTIONS, in effect as of the date of this Declaration, OR ANY DEVIATIONS ARE INDICATED ON THE ATTACHED SUMMARY FORM;

6. As of the date of grant there were no material changes in the affairs of the Company which were not publicly disclosed; and

7. The Company is not currently in default of its financial statement and fee filing requirements with the British Columbia Securities
    Commission.

8. The information on the attached INCENTIVE STOCK OPTIONS SUMMARY FORM is true.

Dated this 1st day of December, 1999.


                                         Grant Sutherland
                                   ----------------------------------
                                   Name of Director or Senior Officer

                                   "Grant Sutherland"


                                   Signature


                                              Director
                                   ----------------------------------
                                   Official Capacity


Enforcement action by the Canadian Venture Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

          THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE

SIDEWARE SYSTEMS INC. ANNOUNCE STOCK OPTIONS

FOR IMMEDIATE RELEASE - October 4, 1999

Vancouver, B.C. - Sideware Systems Inc. (symbol: SYD on the VSE) announces it has granted stock options to purchase 890,000 common shares to its directors, officers and employees. The stock options are exercisable at a price of $2.66 per share, priced in accordance with the policies of the Vancouver Stock Exchange, for a term of five years from October 4, 1999. The granting of these options is subject to regulatory acceptance.



                                            ON BEHALF OF THE BOARD

                                            "Grant Sutherland"

                                            Grant Sutherland
                                            Chairman

                              SIGNATURES

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Sideware Systems Inc.


                                         "Grant Sutherland"


Date:  December 10, 1999                 By:  Grant Sutherland, Chairman